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Alliance Atlantis Reports
Third Quarter Results

Highlights:

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Revenue $214 million — compared to $213 million in prior year's quarter

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EBITDA* $37 million — up 79% compared to prior year's quarter

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Net earnings $18.9 million — compared to Net loss of $10.8 million in prior year's quarter

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Net debt $444 million — compared to $585 million in the prior year's quarter

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Interest expense decreases 26% compared to prior year's quarter

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Q2 2004 financial statements revised — Net earnings decreased by $7.2 million in prior quarter

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Total advertising revenue up 27% compared to prior year's quarter — up 28% Year-to-date

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CSI: NY, premiered on CBS and CTV on September 22

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CSI: Crime Scene Investigation, CSI: Miami and CSI: NY — currently #1, # 4 and #8 shows respectively, on US network television (Persons 2+)

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Fine Living specialty channel launched September 2004 across Canada via free preview

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Fahrenheit 9/11 generates over $19 million dollars at the Canadian box office

        TORONTO, CANADA — November 15, 2004 — Alliance Atlantis Communications Inc. today announced financial and operating results for its third quarter period, which ended on September 30, 2004.

        "We are pleased to report that the Company's Broadcast, Motion Picture Distribution and Entertainment interests, including the highly successful CSI franchise, are operating at record levels. As well, results this quarter continue to demonstrate the benefits of exiting the capital intensive and low margin aspect of our past production activities and reducing our debt, which has resulted in a corresponding decrease in our interest expense,"said Michael MacMillan, Chairman and Chief Executive Officer. "I'm pleased that our streamlined operating structure and sharper business focus has allowed Alliance Atlantis to deliver solid earnings from operations this quarter," he added.

        "The Company recorded continued robust advertising growth in both our analog and digital broadcast channels, a particular sign of strength in the context of the summer Olympics," noted Mr. MacMillan. "Motion Picture Distribution is delivering substantially ahead of last year for the nine-month year-to-date period" he added. "At the same time, our Entertainment operations recorded strong improvements in EBITDA in the quarter."

Refinancing update

        As more fully described in a press release dated October 19, 2004, Alliance Atlantis announced plans to refinance its debt capital structure, and obtained an underwritten financing commitment for new credit facilities from Merrill Lynch & Co., Royal Bank of Canada and Toronto Dominion Bank (as the joint lead arrangers and joint book runners). On closing and subsequent funding, which is currently scheduled for December 2004 and is subject to a number of standard closing and funding conditions, the proceeds from the facilities will be used to redeem US$300 million of its outstanding 13% Senior Subordinated Notes due 2009 and to refinance any outstanding balance on the Company's existing C$300 million revolving credit facility. When completed, it is expected that the annual interest savings from this comprehensive refinancing initiative will be substantial.

Revision to Third quarter's results

        "During our review of the current quarter results, management noted that certain costs related to CSI: Crime Scene Investigation had been under-accrued. As such, the Company has reduced the second quarter's Entertainment EBITDA by $11.9 million to $4.1 million and consolidated after-tax earnings (before discontinued operations) by $7.2 million to $7.0 million. We regret the error and have taken the necessary steps to ensure this accrual problem with CSI does not recur," stated Judson Martin, the Company's Senior Executive Vice President and Chief Financial Officer. "Despite this unfortunate oversight, the value of the CSI franchise to Alliance Atlantis, arising from its substantial free cash flow generating capacity, continues to grow."

        Additionally, the effect of this under-accrual has reduced Entertainment EBITDA by $8.3 million in the current quarter and is expected to further reduce Entertainment EBITDA by $5.0 million in the fourth quarter of 2004.

        "Despite absorbing the impact of this under-accrual and, as previously disclosed, after adjusting for approximately $10 million of expenses included in EBITDA related to the extensive Entertainment review and restructuring completed in December 2003, management expects the Company's 2004 EBITDA to be in line with management's previous guidance of $193 million. We expect our Broadcasting and Motion Picture Distribution operations will be stronger than we originally expected and Entertainment, due primarily to the effect of the under accrual, will be weaker than originally expected.

        As well, our 2004 guidance for total free cash flow and year end debt target, remains unchanged at this time," added Mr. Martin. "We will update our 2005 and 2006 guidance upon completion of our detailed annual planning process that is underway. Currently, we do not expect material negative changes to that guidance."

Alliance Atlantis Communications Inc. — Third Quarter C2004 Report                                                           Page 2

Three months ended September 30, 2004 compared to three months ended September 30, 2003

        Consolidated revenue for the period was $214.4 million compared to $212.7 million in the same period last year. Broadcasting contributed $54.6 million — up 12%; Motion Picture Distribution generated $114.2 million, representing a decrease of 6%; and Entertainment's revenue contribution increased by $2.8 million to $45.5 million.

        The CSI franchise accounted for 96% of Entertainment's third quarter revenue and 91% of Entertainment's third quarter gross profit.

        Consolidated EBITDA* for the three months ended September 30, 2004, was $36.8 million compared to $20.6 million in the prior year's period. Broadcasting contributed $11.8 million, representing a 17% increase; Motion Picture Distribution contributed $16.9 million representing a 10% decrease; and Entertainment's EBITDA contribution was $17.0 million compared to $8.1 million in the prior year's quarter — up a very strong 110%.

        Operating earnings* (which exclude income taxes, discontinued operations — net of tax, investment gains and losses, foreign exchange gains and losses) were $8.5 million for the three months ended September 30, 2004 — compared to an operating loss of $9.8 million in the prior year's period. Net operating earnings* were $10.0 million in the quarter, representing the previously described operating earnings (net of $1.5 million of tax recovery), compared to net operating losses of $8.9 million recorded in the same period last year (net of $0.9 million of tax recovery). On a diluted per share basis, net operating earnings (loss) were $0.23 compared to ($0.21) in the prior year's period.

        Net earnings before discontinued operations for the three months ended September 30, 2004, were $18.9 million — compared to a $10.2 million net loss before discontinued operations in the same period last year. Diluted earnings per share before discontinued operations were $0.43 based on a weighted average 43.6 million shares outstanding compared to diluted loss per share before discontinued operations of $0.24 based on a weighted average 42.8 million shares outstanding in the prior year's period.

        Net earnings for the three months ended September 30, 2004, were $18.9 million — compared to a $10.8 million net loss in the same period last year. Diluted earnings per share were $0.43 based on a weighted average 43.6 million shares outstanding compared to diluted loss per share of $0.25 based on a weighted average 42.8 million shares outstanding in the prior year's period.

Alliance Atlantis Communications Inc. — Third Quarter C2004 Report                                                           Page 3

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

        Consolidated revenue for the nine-month period was $693.6 million compared to $598.2 million for the same period last year. Broadcasting contributed $173.3 million — up 15%; Motion Picture Distribution generated $364.9 million representing a very strong 37% increase; and Entertainment's revenue contribution decreased to $154.7 million from $181.5 million due to reduced production volumes in line with the Company's exit from its historical production business.

        The CSI franchise accounted for 72% of Entertainment's year-to-date revenue and 72% of Entertainment's year-to-date gross profit.

        Consolidated EBITDA* for the nine months ended September 30, 2004, was $108.7 million compared to $52.9 million in the prior year's period — up a very strong 106%. Broadcasting contributed $50.4 million, representing a 22% increase; Motion Picture Distribution contributed $52.8 million representing a 45% increase; and, Entertainment's EBITDA contribution was $28.0 million compared to $4.6 million in the prior year's period.

        Operating earnings* (which exclude income taxes, discontinued operations- net of tax, investment gains and losses, foreign exchange gains and losses) were $20.2 million for the nine months ended September 30, 2004 — compared to an operating loss $49.9 million in the prior year's period. Net operating earnings* were $19.7 million in the first nine months, representing the previously described operating earnings (net of $0.5 million of taxes), compared to a $51.9 million net operating loss recorded in the same period last year (net of $1.9 million of taxes). On a diluted per share basis, net operating earnings (loss) were $0.45 compared to ($1.22) in the prior year's period.

        Net earnings before discontinued operations for the nine months ended September 30, 2004, were $24.7 million — compared to a net loss of $29.2 million before discontinued operations in the same period last year. Diluted earnings per share before discontinued operations were $0.57 based on a weighted average 43.5 million shares outstanding compared to diluted per share loss before discontinued operations of $0.68 based on a weighted average 42.7 million shares outstanding in the prior year's period.

        Net earnings for the nine months ended September 30, 2004, were $20.1 million — compared to a $30.4 million net loss in the same period last year. Diluted earnings per share were $0.46 based on a weighted average 43.5 million shares outstanding compared to diluted per share loss of $0.71 based on a weighted average 42.7 million shares outstanding in the prior year's period.

Operating Highlights

        "Alliance Atlantis continued to generate solid operating results during the third quarter as we remained sharply focused on the long term growth and profitability of our core broadcast business," said Mr. MacMillan.

Alliance Atlantis Communications Inc. — Third Quarter C2004 Report                                                           Page 4

Broadcasting

        For the third quarter, both advertising and subscriber revenues were up over the prior year's period. Total advertising sales were up 27% from the prior year's quarter, with both analog and digital channels demonstrating consistent and sustained growth over the past several quarters. Subscriber revenues were up 5% from the prior year's quarter. These growth trends reflect the continued strong appetite for the Company's well-branded channels and the appeal of its high quality programming.

        For the year-to-date period, total advertising sales increased 28% compared to the same period last year and subscriber revenue was up 7%. Alliance Atlantis continues to outpace the industry with respect to advertising sales growth.

        During the third quarter, Alliance Atlantis launched the newest of its 13 English language specialty channels, Fine Living, across Canada via a free-preview period on all major distributors including Rogers, Star Choice, Shaw and ExpressVu. Fine Living has attracted solid interest from both advertisers and viewers with its appealing and ad-friendly format.

        Alliance Atlantis digital channels are industry segment leaders. Three digital channels Showcase Action, BBC Canada and Showcase Diva, rank #1, #2 and #3 respectively and a fourth digital channel (Independent Film Channel) is in the top 10. (Nielsen Media Research Persons A25-54, August 30 — October 3, 2004, Mo-Su 6:00am to 6:00am)

Motion Picture Distribution**

        The Partnership delivered robust results again this quarter, despite the absence of a DVD release from the Lord of the Rings franchise in the quarter. This quarter's strong performance is attributable to an impressive theatrical release slate in Canada, increased DVD revenue in the U.K., as well as this being the first quarter to include the full benefits from the acquisition of Aurum Producciones S.A., Spain's largest independent film distributor.

        As expected, revenue for the Partnership was down compared to the prior year's pro forma period, largely due to the timing of the DVD releases of the second and third instalments of the Lord of the Rings franchise.

        In Canada, in addition to the strong theatrical release of Fahrenheit 9/11, Hero, the Academy Award®-nominated film starring Jet Li, and Resident Evil 2 — Apocalypse also had strong box office results. Strong Canadian DVD releases in the quarter included the Academy Award®-winning Les Invasions Barbares (Barbarian Invasions), The Butterfly Effect — starring Ashton Kutcher, and Quentin Tarantino's highly anticipated sequel Kill Bill: Volume 2.

        In the UK, Momentum Pictures benefited from a strong slate of DVD releases. These included Football Factory, CSI: Miami, Season 1 and CSI: Crime Scene Investigation Season 3, Disk 2.

Alliance Atlantis Communications Inc. — Third Quarter C2004 Report                                                           Page 5

        In Spain, Aurum generated solid revenue in the quarter due in part to the theatrical release of Mindhunters — starring Eion Bailey and Val Kilmer and ongoing DVD revenues from The Lord of the Rings: The Return of the King. Subsequent to the third quarter, and as planned at the time of the acquisition, Aurum entered into a new video distribution agreement in Spain on more favourable terms than the prior agreement.

Entertainment

        The CSI franchise continues to deliver outstanding results for Alliance Atlantis. CSI: Crime Scene Investigation, CSI: Miami and CSI: NY each premiered the 2004/2005 broadcast year with dominant ratings, and they are currently rated the #1, #4 and #8 shows on US television. (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/20/04 - 11/07/04).

        In the current quarter, five episodes of the CSI franchise were delivered compared to four episodes in last years' quarter. The Company expects that an additional 27 episodes will be delivered in the fourth quarter of the current year compared to 17 episodes in last year's fourth quarter.

        During September 2004, and as part of the US second window cable license agreement announced on April 10, 2001, CSI: Crime Scene Investigation commenced its Monday to Friday strip telecast on Spike TV. Also in September 2004, CSI: Crime Scene Investigation commenced its US weekend syndication window. The series is currently the highest rated drama in US weekend syndication and is currently performing much stronger than its closest one-hour drama competitor.

        In October 2004, CSI: Miami began a once-per-week airing on A&E Television Network as part of the series' US second window cable agreement announced on April 17, 2003. It is expected that CSI: Miami will commence its US weekday syndication telecast on A&E Television Network in fall 2006 as contracted.

About Alliance Atlantis Communications

        Alliance Atlantis Communications Inc. is a leading specialty broadcaster. The Company also co-produces and distributes a limited number of television programs in Canada and internationally, including the hit CSI franchise, and holds a 51% limited partnership interest in Motion Picture Distribution LP, Canada's leading motion picture distribution business. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.B and on NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

*
In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures, which are not recognized under Canadian or United States GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user's understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between years. The Company uses the following measures:

  Earnings (loss) before under noted (EBITDA) The Company uses EBITDA to measure operating performance. EBITDA, calculated using figures determined in accordance with Canadian GAAP, is defined as earnings (loss) before under noted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax.

Alliance Atlantis Communications Inc. — Third Quarter C2004 Report                                                           Page 6

  Operating earnings (losses) and net operating earnings (losses) Operating earnings (losses) has been defined as earnings (loss) from operations before under noted and discontinued operations, which are earnings before investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings (losses) is defined as operating earnings (losses), net of an applicable portion of income tax.

**
Alliance Atlantis holds a 51% limited partnership interest in Motion Picture Distribution LP, a motion picture distributor in Canada, the U.K. and Spain.The balance of the LP is owned by Movie Distribution Income Fund (TSX: FLM.UN).

        This report and attachments contain forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.

        This report contains the unaudited consolidated balance sheets, earnings statements and statements of cash flows for the three and nine months ended September 30, 2004. Alliance Atlantis' website (www.allianceatlantis.com) includes complete financial information, including notes to the financial statements and supplemental information.

Shareholder and Investor Information

Stock Exchange Listings: Toronto Stock Exchange — AAC.A, AAC.B NASDAQ — AACB	Investor Contacts: W. Judson Martin Senior Executive Vice President and Chief Financial Officer Tel: (416) 967-1174
Webcast of Call:
A live audio internet webcast of Alliance Atlantis Communications' quarterly earnings conference call with analysts took place on November 16, 2004 at 11:00 a.m. ET. The call is archived and available for replay at www.allianceatlantis.com/corporate/inv_relations/aa.asp.	Andrew Akman Vice President, Corporate Development and Investor Relations Tel: (416) 966-7701
Investor's Line: (416) 966-7272	E-mail Inquiries: investor@allianceatlantis.com
Internet website: www.allianceatlantis.com	Transfer Agent: Computershare Trust Company of Canada 100 University Avenue 11th Floor Toronto, Ontario M5J 2Y1

Alliance Atlantis Communications Inc. — Third Quarter C2004 Report                                                           Page 7

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Alliance Atlantis Reports Third Quarter Results